Corporate Headquarters

9555 Maroon Circle

Englewood, CO USA 80112

T 303 200 2000

F 303 796 2870

www.csgi.com

September 4, 2015

VIA EDGAR

Ms. Cecilia Blye
Chief Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	CSG Systems International, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 27, 2015 File No. 0-27512

Dear Ms. Blye:

On behalf of CSG Systems International, Inc. (“CSGI” or the “Company”), we provide this submission in response to your letter dated August 13, 2015 (the “Comment Letter”), relating to our Form 10-K for the fiscal year ended December 31, 2014, filed by CSGI on February 27, 2015 (the “2014 Form 10-K”).  For ease of review, we restate the questions from your Comment Letter and provide our response directly below.

General

1.

In your letter to us dated January 7, 2013, you discussed contacts with Syria and Sudan.  You refer on page 15 of the 10-K to your voluntary disclosure to OFAC relating to business dealings in Syria and “another sanctioned/embargoed country.”  You indicate on page 56 of the 10-K that you generate revenues in Africa, a region that includes Sudan.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current, and

Ms. Cecilia Blye

Chief Office of Global Security Risk

U.S. Securities and Exchange Commission

September 4, 2015

anticipated contacts with Sudan and Syria since your letter to us, whether through subsidiaries, customers or other direct or indirect arrangements.  In this regard, it appears to the staff that the discussion on page 15 regarding your voluntary disclosure to OFAC relates to matters you described in your 2013 letter to us. Please confirm or clarify.

You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, since your letter, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

RESPONSE:

CSGI’s policy is to conduct business in compliance with all laws and regulations, wherever the Company does business.  CSGI strives to comply with U.S. export control and economic sanction laws, regulations and requirements relating to Sudan and Syria.  The Company has established a Total Compliance Program and a Code of Conduct for all of its employees.  The Code of Conduct requires all CSGI employees to abide by legal regulations that govern CSGI’s business, including compliance with national and international laws relating to trade restrictions.  CSGI’s Code of Conduct confirms that such restrictions include U.S. and international economic sanctions, as well as export control laws, anti-boycott laws, anti-corruption laws and data privacy laws.

As a demonstration of CSGI’s commitment to the  continuous improvement of its Total Compliance Program, we would like to share with you the following improvements we have made since 2013: 1) adding full-time staff to oversee and manage the Program; 2) implementing an automated third-party risk management solution (Navex Global) to assess potential third-party agents and partners; 3) providing in-person ethics, anti-corruption, export controls and anti-bribery training to all global sales staff; 4) implementing a global compliance management system (Convercent) to integrate risk assessment, policy implementation, hotline reporting, incident management and risk-targeted training/communications; 5) creating an awards program for employees who demonstrate high ethical behavior (“Champions of Integrity”); and 6) significantly improving our Code of Ethics & Business Conduct as well as retraining our workforce on the Code to reinforce our culture of ethical behavior and compliance.

CSGI responded to similar comments of the Staff in a letter dated December 6, 2012 in a response letter dated January 7, 2013 (the “2013 Response Letter”).  Since the 2013 Response Letter CSGI has not had agreements, commercial arrangements, or other contacts, including without limitation, export, re-exports or sales involving Sudan or Syria and no activities are contemplated in the future.  CSGI does not and never has had a subsidiary or other affiliate organized under the laws of Sudan or Syria.  CSGI does not

Ms. Cecilia Blye

Chief Office of Global Security Risk

U.S. Securities and Exchange Commission

September 4, 2015

and never has had any employees based in Sudan or Syria.  The disclosure on page 15 of the 2014 Form 10-K relates to the matters described in the 2013 Response Letter.

2.

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

RESPONSE:

Since CSGI has had no contacts with Syria or Sudan since the 2013 Response Letter, there is no need to address materiality of the contacts or whether there is a material investment risk for our security holders.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Joseph T. Ruble
Joseph T. Ruble Executive Vice President, General Counsel, Corporate Secretary & Chief Administrative Officer

Ms. Cecilia Blye

Chief Office of Global Security Risk

U.S. Securities and Exchange Commission

September 4, 2015

cc:	Daniel Leslie, Staff Attorney, Securities and Exchange Commission
Barbara Jacobs, Assistant Director, Division of Corporate Finance, Securities and Exchange Commission
Peter Kalan, Chief Executive Officer
Randy R. Wiese, Executive Vice President and Chief Financial Officer
Rolland B. Johns, Senior Vice President and Chief Accounting Officer
David G. Barnes, Audit Committee Chairman
Bradley J. Homant, KPMG LLP